Exhibit 1

IMPORTANT MESSAGE FROM JOHN A. WILLIAMS

PLEASE DON'T RETURN YOUR POST PROPERTIES PROXY UNTIL YOU
RECEIVE MY LETTER NEXT WEEK!

April 23, 2004

Dear Fellow Shareholder:

You may have recently received proxy material from the management of Post Properties, Inc. for the upcoming annual meeting of shareholders scheduled to be held on May 27, 2004.

You will note that Post Properties has included a proposal from me, designated as Proposal 3, to be considered and approved by the shareholders of Post Properties. Proposal 3, in essence, requires the Board to recommend to shareholders at each annual meeting the amount and form of compensation for directors' service on the Board and its committees for the year commencing at the meeting. The Board's recommendation is subject to approval by the shareholders holding a majority of the shares of Post Properties entitled to vote in the election of directors.

Despite the best efforts of Post Properties' management and board and their battery of lawyers to prevent me from including my shareholder proposal in the company's proxy statement, the Securities and Exchange Commission completely rejected Post Properties' efforts to exclude it. Management would like for you to believe that my proposal is the result of a personal grievance on my part. I can confidently say that the submission of Proposal 3 is not the result of any alleged personal grievance. In fact, the SEC clearly rejected Post Properties' allegations to this effect.

Within the next week, I will be sending you a letter providing greater detail on my shareholder proposal and explaining why I feel so strongly that the board and management have been less than forthcoming in clearly and transparently disclosing to shareholders the total cost of the sweetheart compensation package paid to Bob Goddard, the Chairman of the Board, as well as to other directors and management. I will also include irrefutable, independent data supporting my assertions.

In the meantime, I am urging you not to sign and return management's proxy card. . . but instead to wait for my letter so you will be fully informed prior to casting your vote.

Proposal 3 is about good corporate governance. I believe that, if Proposal 3 is adopted, it will provide greater transparency with respect to compensation paid to directors and give shareholders a voice in making that determination. After all, we are the shareholders and owners of our company - not the board. And, as I will demonstrate, the shareholders of Post Properties desperately need such a measure given the Board's recent behavior on this issue.

If you have any questions, please feel free to call MacKenzie Partners, Inc., who is assisting me in this matter, at (800) 322-2885 and visit our website at www.postshareholders.com to get the latest updates.

Thank you in advance for your support.

Sincerely,

JOHN A. WILLIAMS